UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SOTERA HEALTH COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-39729	47-3531161
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
9100 South Hills Blvd., Suite 300
Broadview Heights, Ohio 44147
(Address of principal executive offices)
Alexander Dimitrief
Senior Vice President, General Counsel and Secretary
Registrant’s telephone number, including area code: (440) 262-1410
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Sotera Health Company is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2022.
We have evaluated our current product lines and determined that certain products we manufacture or contract to manufacture may contain tin, tungsten, tantalum and/or gold.

The brief description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report. A copy of our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at: https://www.investors.soterahealth.com/sec-filings. The content on or connected to the website referred to in this Form SD is not incorporated by reference in this Form SD (other than the Conflict Minerals Report, which is incorporated herein by reference).
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not Applicable
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sotera Health Company

By:	/s/ Alexander Dimitrief	May 31, 2023
Alexander Dimitrief
Senior Vice President, General Counsel and Secretary